Exhibit 99.1

Corporación América Airports S.A. Reports January 2026 Passenger Traffic

Total passenger traffic up 8.8% YoY in January

International passenger traffic up 14.8% YoY in January; up 21.8% YoY in Argentina

Luxembourg, February 24, 2026— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the world’s leading private airport operators, reported today an 8.8% year-on-year (YoY) increase in passenger traffic in January 2026.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2026 vs. 2025)

Statistics	Jan'26	Jan'25	% Var.
Domestic Passengers (thousands)	3,667	3,573	2.6%
International Passengers (thousands)	3,120	2,717	14.8%
Transit Passengers (thousands)	821	705	16.6%
Total Passengers (thousands)	7,609	6,995	8.8%
Cargo Volume (thousand tons)	30.1	32.1	-6.2%
Total Aircraft Movements (thousands)	73.7	70.6	4.3%

Monthly Passenger Traffic Performance

(In million PAX)

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Passenger Traffic Overview

Total passenger traffic increased by 8.8% in January compared to the same month in 2025. Domestic passenger traffic rose by 2.6% YoY, largely driven by Brazil and, to a lesser extent, Ecuador. Meanwhile, international traffic grew by 14.8%, with all operating countries contributing positively on a YoY basis, including double-digit growth in Argentina as well as strong contributions from Armenia, Italy, and Brazil. Notably, Argentina accounted for over 50% of the total YoY traffic growth in January.

In Argentina, total passenger traffic increased 7.9% YoY in January, reaching an all-time monthly record. The result was driven by solid performance in both the international and domestic segments, with more moderate growth in domestic traffic due to a strong comparison base in January 2025. Domestic traffic remained largely flat year-over-year, with Bariloche, Córdoba, Iguazú and Mendoza ranking among the top summer destinations. International traffic also remained strong, rising 21.8% year-over-year, supported by temporary summer routes such as Ezeiza–Florianópolis operated by LATAM and Mendoza–Rio de Janeiro operated by GOL. Aerolíneas Argentinas launched additional seasonal routes, including Tucumán–Florianópolis, Salta–Florianópolis, Buenos Aires (AEP)–Cabo Frio, and Córdoba–Aruba, among others, while Copa and JetSMART also increased frequencies on their Córdoba–Panama and Buenos Aires–Asunción routes, respectively.

In Italy, passenger traffic increased 4.0% YoY, driven by growth in international traffic, partially offset by a decline in domestic traffic. International passenger traffic, which accounted for nearly 80% of total traffic, rose 7.2% YoY, reflecting solid performance at both Florence and Pisa airports. Domestic passenger traffic declined 6.0% YoY, primarily due to lower volumes at Florence and Pisa, as adverse weather conditions during the month led to flight cancellations and diversions.

In Brazil, total passenger traffic increased by a strong 15.6% YoY, reflecting improved traffic trends despite ongoing challenges in the aviation environment. Domestic traffic, which accounted for almost 60% of total traffic, rose 13.3% YoY, while transit passengers increased 18.7% YoY. International traffic, although representing a small share of total traffic (5%), grew 13.9% YoY.

In Uruguay, total passenger traffic, predominantly international, increased 1.0% YoY, supported by additional flight frequencies to accommodate strong summer-season demand. Among other developments, GOL launched a new Montevideo–Fortaleza route and resumed its São Paulo–Punta del Este and Buenos Aires–Punta del Este services for the summer season. Aerolíneas Argentinas also increased frequencies on its Buenos Aires–Punta del Este route and introduced a new Córdoba–Punta del Este service.

In Ecuador, where security concerns persist, passenger traffic increased by 4.9% YoY. International traffic increased by 4.6% YoY, while domestic traffic increased by 6.8% YoY. High airfares continued to weigh on travel demand.

In Armenia, passenger traffic increased by 10.1% YoY. This result was supported by the introduction of new airlines and routes, as well as increased flight frequencies. In October, Wizz Air launched a new base at Yerevan’s Zvartnots Airport, deploying two aircraft and adding ten new direct routes to Europe.

Cargo Volume and Aircraft Movements

Cargo volume decreased by 6.2% YoY, with negative YoY contributions from all countries of operations, except for Armenia. Performance by country was as follows: Armenia (+11.9%), Ecuador (-4.7%), Brazil (-5.0%), Argentina (-7.1%), Uruguay (-17.4%), and Italy (-23.1%). Argentina, Brazil, and Armenia accounted for 80% of total cargo volume in January.

Aircraft movements increased by 4.3% YoY, with positive contributions from all countries of operation, except for Ecuador: Brazil (+8.8%), Uruguay (+5.8%), Argentina (+5.1%), Italy (+5.0%), Armenia (+3.3%), and Ecuador (-7.8%). Argentina, Brazil, and Ecuador accounted for more than 80% of total aircraft movements in January.

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Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2026 vs. 2025)

	Jan'26	Jan'25	% Var.
Passenger Traffic (thousands)
Argentina	4,553	4,218	7.9%
Italy	504	485	4.0%
Brazil	1,483	1,283	15.6%
Uruguay	245	243	1.0%
Ecuador	392	373	4.9%
Armenia	432	393	10.1%
TOTAL	7,609	6,995	8.8%

Cargo Volume (tons)
Argentina	16,406	17,658	-7.1%
Italy	825	1,073	-23.1%
Brazil	4,212	4,434	-5.0%
Uruguay	2,438	2,950	-17.4%
Ecuador	2,678	2,811	-4.7%
Armenia	3,500	3,128	11.9%
TOTAL	30,058	32,054	-6.2%

Aircraft Movements
Argentina	43,193	41,116	5.1%
Italy	4,750	4,524	5.0%
Brazil	12,043	11,072	8.8%
Uruguay	4,127	3,899	5.8%
Ecuador	6,316	6,853	-7.8%
Armenia	3,252	3,148	3.3%
TOTAL	73,681	70,612	4.3%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2025, Corporación América Airports served 86.7 million passengers, 9.8% above the 79.0 million passengers served in 2024. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716

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